Dear Shareholders,

During the quarter we prepared for pivotal trials with CYT387 while continuing to explore potential opportunities to further develop and/or commercialize our drug with other companies.

Our Phase III readiness activities have progressed substantially on all fronts. Over the summer months we conducted productive discussions with regulatory authorities in the US and Europe which have affirmed the range of options available for the pivotal program for CYT387. On the manufacturing side, we recently established the bioequivalence of the tablet formulation of our drug and we have manufactured a supply of drug for pivotal trials. We have also completed preclinical toxicology studies required to proceed into these studies.

We look forward to reporting final results from the 166 patient Phase I/II study of CYT387 in myelofibrosis in December 2012. We were pleased to report that these results have been selected for presentation in an Oral Session at the 2012 Annual Meeting of the American Society of Hematology, reflecting the medical community’s strong interest in this data. In June 2012, all eligible patients completed the core part of this trial by receiving drug for nine months and many of these patients continue treatment with CYT387 in the ongoing extension trial, implying that CYT387 continues to provide benefits over longer periods of time.

We are steadily advancing towards the initiation of pivotal trials for CYT387, to be potentially initiated together with another company. We have robust data for CYT387, defined market and regulatory clarity for our lead indication, and sufficient resources to remain independent if desired. We thank you for continuing to share our enthusiasm for the potential of CYT387.

Sincerely,

Dr. Nick Glover

President and CEO

YM BioSciences Inc.

Date: November 9, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three months ended September 30, 2012 and 2011, and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2012 and 2011 and notes thereto which have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The Company’s IFRS Accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended June 30, 2012.

All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of November 8, 2012.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," "likely," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein. These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this MD&A might not occur and you should not place undue reliance on forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to complete clinical studies successfully and within planned timelines;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	our inability to profitably commercialize our products;
•	the extent of any future losses;
•	our inability to establish or manage manufacturing, development or marketing collaborations;
•	the delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

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•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risks and Uncertainties” and on Schedule A to this MD&A.

OVERVIEW OF BUSINESS

YM BioSciences Inc. is a drug development company advancing hematology and cancer-related products. We use our expertise to manage and perform, within our means, what we believe are value-enhancing activities in the development process of a new drug. These activities include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We do not have research laboratories of our own and have acquired or in-licensed our current products. We do not directly engage in early-stage research, which allows us to avoid the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development. We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

A brief description of our product portfolio follows below, along with a summary of recent developments:

CYT387

CYT387 is an orally-administered selective inhibitor of the JAK1 and JAK2 kinases, which have been implicated in a number of disorders including myeloproliferative neoplasms (MPNs), inflammatory diseases and certain cancers. We are initially developing CYT387 for the treatment of patients with myelofibrosis, a chronic, debilitating and potentially fatal disease of blood production, in which a patient’s bone marrow is replaced by scar tissue often rendering the patient anemic and suffering from significant symptoms.

A first-in-man Phase I/II clinical trial evaluating CYT387 in myelofibrosis was initiated at Mayo Clinic in November 2009 and subsequently expanded to include centers in the US, Canada and Australia. In September 2011, enrolment was completed in the trial with 166 patients recruited. Patients who complete the nine months of dosing in the Core Phase I/II trial are able to continue receiving CYT387 in an extension trial. Interim data for the first 60 patients who were enrolled in the study were reported in an oral presentation delivered at the Annual Meeting of the American Society of Hematology (ASH) in December 2010 and updated interim data for these 60 patients were reported in an oral poster session at the Annual Meeting of the American Society of Clinical Oncology (ASCO) in June 2011. Interim data demonstrated that CYT387 was generally safe, well tolerated and was able to reduce spleen size and improve constitutional symptoms in patients with a degree of efficacy comparable to other JAK targeting molecules in late-stage development. These early data also indicated that, unlike other JAK-targeting molecules, CYT387 enabled more than half of the patients with myelofibrosis who were initially dependent on transfusions to become transfusion independent for clinically relevant periods of time, an effect that potentially differentiates CYT387 from other drugs in its class.

In December 2011, interim results for all 166 patients enrolled in the trial were reported in a poster session at the 53rd Annual ASH Meeting. In this multicenter setting, CYT387 continued to indicate an ability to render and maintain patients with myelofibrosis transfusion independent for clinically relevant periods of time. CYT387 also continued to produce significant and durable reductions in the splenomegaly and improvements of constitutional symptoms for many patients. In addition, MRI results obtained from a subset of subjects confirmed the meaningful reductions in splenomegaly as measured by palpation. CYT387 was also safe and well tolerated, with daily dosing up to and exceeding two and a half years. In June 2012, all eligible patients completed the Phase I/II trial by receiving drug for nine months. Many of these patients continue treatment with CYT387 in an ongoing extension trial.

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Given the favorable safety profile of CYT387 observed in the Phase I/II trial, we also initiated a complementary Phase II clinical trial during calendar Q3 2011 exploring safety and efficacy under a protocol in which the drug is administered BID (twice-daily dosing) at increasingly higher doses. In July 2012, enrolment for this trial was completed with a total of 61 patients recruited at six sites across North America. A review of clinical data obtained across multiple doses and schedules indicate that the optimal dose for CYT387 is the 300mg once-daily dose. Further data from the ongoing 166 patient Core Phase I/II trial and Extension trial, as well as initial data from the Phase II BID trial, are expected to be reported by the end of calendar 2012.

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. Certain of CIMYM’s rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries. These sub-licensees are evaluating nimotuzumab in various Phase II and Phase III programs.

The Company also has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

SELECTED FINANCIAL INFORMATION (as reported under IFRS)

	For the three months ended September 30,
	2012	2011
Out-licensing revenue	$310,145	$250,728
Operating expenses:
Licensing and product development	$7,203,847	$6,487,847
General and administrative	$2,021,699	$2,160,148

Net finance income (costs)	$365,833	$7,502,577

Net loss for the three months	$(8,549,568)	$(894,690)
Deficit, beginning of year	$(233,458,177)	$(213,141,438)
Deficit, end of the three months	$(242,007,745)	$(214,036,128)

Basic and diluted loss per common share	$(0.05)	$(0.01)

Total assets	$127,542,883	$135,652,772

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RESULTS OF OPERATIONS

First Quarter – Three months ended September 30, 2012 compared to three months ended September 30, 2011

Out-licensing Revenue

Out-licensing revenue increased by $59 thousand to $310 thousand for the three months ended September 30, 2012 compared to $251 thousand for the three months ended September 30, 2011 mainly due to an increase in licensing revenue and a decrease in the amortization of deferred revenue.

Finance Income and Costs

Net finance income for the three months ended September 30, 2012 decreased by $7.137 million to $366 thousand compared to $7.503 million for the three months ended September 30, 2011. The change is primarily attributed to the change in the fair value adjustment for US dollar warrants which was a gain of $1.654 million compared to a gain of $5.361 million for the three months ended September 30, 2011. Interest income increased by $142 thousand to $296 thousand for the three months ended September 30, 2012 compared to $154 thousand in the previous year due to the increase in cash from the February 2012 equity financing. Net foreign exchange loss was $1.584 million for the three months ended September 30, 2012 compared to a gain of $1.987 million in the same quarter last year.

Licensing and Product Development Expenses

Licensing and product development expenses for the three months ended September 30, 2012 increased by $716 thousand to $7.204 million compared to $6.488 the three months ended September 30, 2011. In addition to the changes described under each product below, core expenses for licensing and product development increased by $372 thousand to $3.799 million, for the three months ended September 30, 2012 compared to $3.427 million for the three months ended September 30, 2011. There was an increase of $902 thousand in personnel costs offset by a decrease in non-cash share-based compensation expense of $374 thousand and small decreases in other areas.

CYT387

Costs associated with development activities for CYT387 increased by $760 thousand to $3.240 million for the three months ended September 30, 2012 compared to $2.480 million for the three months ended September 30, 2011. The increased costs are attributable to the ongoing BID (twice-daily dosing) study and the MPDE study.

Nimotuzumab

Costs associated with development activities for nimotuzumab decreased by $205 thousand to $67 thousand for the three months ended September 30, 2012, compared to $272 thousand for the three months ended September 30, 2011. The decrease is due to lower costs because both Phase II clinical trials have been closed.

Other

Costs associated with development activities related to CYT997, YMBA3, and other small molecules in the library were $98 thousand for the three months ended September 30, 2012 compared to $309 thousand for the three months ended September 30, 2011. The Fiscal 2013 expenditures pertain primarily to patents.

General and Administrative Expenses

General and administrative expenses decreased by $138 thousand to $2.022 million for the three months ended September 30, 2012, compared to $2.160 million for the three months ended September 30, 2011. This decrease is mainly due to lower non-cash share-based compensation expense.

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SUMMARY OF QUARTERLY RESULTS

	Out-licensing revenue	Net finance income/(costs)	Net loss	Basic and diluted loss per common share
As reported under IFRS:
September 30, 2012	$310,145	$365,833	$(8,549,568)	$(0.05)
June 30, 2012	$330,713	$2,169,246	$(6,067,113)	$(0.04)
March 31, 2012	$109,107	$282,273	$(6,797,158)	$(0.05)
December 31, 2011	$380,117	$1,477,469	$(6,557,778)	$(0.06)
September 30, 2011	$250,728	$7,502,578	$(894,690)	$(0.01)
June 30, 2011	$221,977	$(517,846)	$(8,898,698)	$(0.08)
March 31, 2011	$217,489	$(1,471,925)	$(8,344,995)	$(0.08)
December 31, 2010	$251,417	$(4,592,713)	$(12,305,277)	$(0.14)
September 30, 2010	$342,356	$(3,756,125)	$(11,318,237)	$(0.14)

Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments. The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. Revenue has steadily decreased as all but one deferred revenue contract have been fully recognized. Revenue for the three months ended December 31, 2011, June 30, 2012 and September 30, 2012 increased because of royalties received from an out-licensing partner.

The volatility of net loss is primarily caused by the requirement to adjust liabilities such as USD warrants and stock appreciation rights to fair value at each measurement date, with changes being reflected in finance income and costs for the period. Excluding the revaluation of US dollar denominated warrants, the expenditures have generally increased over the eight quarters as a result of increased drug development activity.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. Management has assessed the Company’s ability to continue as a going concern. Since inception, the Company has concentrated on product licensing and development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants. The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern. The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

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On February 29, 2012 the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of US$80,500,000 (Cdn $79,421,300) resulting in net cash proceeds of US $75,243,165 (Cdn $74,232,207).

As at September 30, 2012, the Company had cash and short-term deposits totalling $125.546 million and accounts payables and accrued liabilities totalling $4.983 million compared to $132.45 million and $3.066 million respectively, at June 30, 2012. Of these balances as at September 30, 2012 approximately $45.061 million is unrestricted and can be used for any purpose and approximately $80.485 million can be used for any purpose other than activities related to the Cuban products, as outlined above. Cash and cash equivalents comprise cash balances. Short-term deposits comprise term deposits with original maturities of 12 months or less. The Company has classified its cash and cash equivalents and short-term deposits as loans and receivables.

Management believes that the cash and short-term deposits at September 30, 2012 are sufficient to fund the Company’s operations beyond the next 12 months.

FINANCIAL INSTRUMENTS

	As at Sept 30, 2012	As at June 30, 2012
Financial Assets
Cash and cash equivalents	82,612,892	87,140,020
Short-term investments	42,933,445	45,310,288
Accounts receivable	259,492	252,884

Financial Liabilities
Accounts payable	1,321,253	803,421
Accrued liabilities	3,661,511	2,262,972

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that were not eliminated on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of the entity since its inception.

The Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sub-licensees in the future. As of September 30, 2012, no amounts were owing and the amount of future fees thereon, if any, was not determinable.

The Company has entered into many contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceeds $1 million, totaling approximately $9.616 million of which approximately $6.108 million has been incurred as at September 30, 2012 and the remaining $3.508 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of CYT387. There are also ongoing activities directed at out-licensing commercial rights for CYT387, as well as in evaluating new products for potential in-licensing.

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RELATED PARTY TRANSACTIONS

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer, and all the Vice-Presidents.

Compensation for key management personnel of the Company for the three months ended September 30 was as follows:

Three months ended:	September 30, 2012	September 30, 2011
Short-term employee benefits	$1,561,793	$820,452
Share-based compensation	162,678	508,683
Total key management personnel expenses	$1,724,471	$1,329,135

Key management personnel participate in the stock option plan and executive officers participate in the Company’s health plan. Directors receive annual and meeting fees for their services. As at September 30, 2012, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the three months ended September 30, 2012 totaled $1,276 (2011 - $25,000). Amounts due to related parties, including amounts due to key management personnel, at year end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 40-F filed as the Annual Information Form dated September 20, 2012 in respect of the fiscal year ended June 30, 2012, as well as those discussed in Schedule A of this MD&A. These risk factors include:

i.	We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.
ii.	We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.
iii.	If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.
iv.	We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.
v.	Changes in government regulations, although beyond our control, could have an adverse effect on our business.
vi.	If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.
vii.	We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.
viii.	We rely upon licensors and others for research on new products.
ix.	We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.
x.	We depend heavily on our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected.

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xi.	We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws.
xii.	We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.
xiii.	We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it is appropriate to do so.
xiv.	We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.
xv.	Our success depends upon our ability to protect our intellectual property and our proprietary technology.
xvi.	Our potential involvement in intellectual property litigation could negatively affect our business.
xvii.	We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.
xviii.	We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.
xix.	Loss or destruction of our data may adversely affect our business.
xx.	Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.
xxi.	We are susceptible to general economic conditions.
xxii.	Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.
xxiii.	We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.
xxiv.	We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.
xxv.	Our operating results and stock price may fluctuate significantly.
xxvi.	There is no assurance that an active trading market in our common shares will be sustained.
xxvii.	Our share price is volatile.
xxviii.	We have not paid dividends.
xxix.	Our outstanding common shares could be subject to dilution.
xxx.	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.
xxxi.	If there are substantial sales of our common shares, the market price of our common shares could decline.
xxxii.	We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.
xxxiii.	We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

OUTLOOK

CYT387

Having reported positive interim data in December 2011 from a 166 patient Phase I/II trial of CYT387 in myelofibrosis, YM conducted productive discussions with regulatory authorities in the US and Europe which have affirmed the range of options available for the pivotal program for CYT387. YM is now preparing for pivotal trials under scenarios where the drug is developed either with or without another company.

The Company is currently focused on exploring potential opportunities to further develop and/or commercialize the drug with other companies. The US$80.5 million raised in February 2012 significantly strengthens the Company’s balance sheet, providing YM with the flexibility to weigh any opportunities that arise against the prospect of retaining full control over commercial economics by advancing CYT387 further into pivotal trials on its own.

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Further data from the ongoing 166 patient Core Phase I/II trial and Extension trial, as well as initial data from the Phase II BID trial, are expected to be reported by the end of calendar 2012.

Nimotuzumab

Daiichi Sankyo Co., Ltd., CIMYM’s sub-licensee for nimotuzumab in Japan, is reportedly evaluating the drug in a Phase II gastric cancer program together with Kuhnil Pharma Co. Ltd., CIMYM’s sub-licensee in South Korea, and in a Phase II non-small cell lung cancer (NSCLC) program. Oncoscience AG (OSAG), CIMYM’s sub-licensee for Europe, is reportedly evaluating nimotuzumab in Phase III glioma and pancreatic cancer programs. Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM sub-licensee, is reportedly evaluating nimotuzumab in Phase II and III head and neck cancer programs and a Phase II cervical cancer program. YM will announce any material advancement in these programs as they are reported.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the reporting period. The estimates and assumptions reflect the facts and circumstances available at that time, historical experience, the general economic conditions and trends, and Company’s assessments of probable future outcomes of these matters. Actual results could differ from those estimated. Estimates and assumptions are reviewed regularly. Revisions are recognized in the period in which the estimates and assumptions are revised and in any future periods affected.

The Company’s significant accounting policies and estimates can be found in Note 3 of the Company’s annual audited consolidated financial statements. The following is a summary of the Company’s most critical accounting estimates.

Share-based payments

The Company uses the Black-Scholes option-pricing model to value warrants, stock options and share appreciation rights. The use of this pricing model requires management to make assumptions regarding the expected life of the warrants, stock options and share appreciation rights, estimated forfeitures, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk-free interest rate and an assumption regarding the Company’s dividend policy in the future.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technology acquired in the January 2010 Cytopia acquisition is available for use is estimated at three years which reflects management's intent about partnering the assets.

Revenue recognition

Revenue is recognised when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Company; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone and when collectability is probable.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required. The estimated term is based on a drug development plan as discussed with licensees.

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In determining the appropriate period over which to recognize revenue from an up-front non-refundable payment, management reviews the deliverables as identified in the collaboration arrangements and makes assumptions regarding the time to commercialization. These assumptions are reviewed each reporting period.

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information. Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is probable.

NEW STANDARDS AND INTERPRETATIONS

IAS 12 – Income Taxes

In December 2010, the International Accounting Standards Board (“IASB”) amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40, Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21, Income Taxes – Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company has assessed that the amendment did not have a material impact on the consolidated financial statements.

IAS 1 – Presentation of Financial Statements

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income (“OCI”). Items with OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012, with early adoption permitted. The Company assessed that the amendment did not have a material impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2012 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal control over financial reporting as at September 30, 2012, and based on that assessment determined that internal control over financial reporting was designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as published by the IASB. No changes were made to the design of the Company’s internal control over financial reporting during the quarter ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the design of our internal control over financial reporting.

10

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at September 30, 2012:

	Amount	Number
Share Capital	$340,173,078	157,546,793

	Fair Value	Number
Warrants	$5,601,282	7,366,418

Note 1: If all warrants were to be exercised, 7,366,418 shares would be issued for total proceeds of $11,786,269 USD.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

11

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars)

ym biosciences inc.

Three months ended September 30, 2012 and 2011

(Unaudited)

ym biosciences inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

		September 30,	June 30,
	Note	2012	2012

Assets

Current assets:
Cash and cash equivalents	4	$82,612,892	$87,140,020
Short-term deposits	4	42,933,445	45,310,288
Accounts receivable		259,492	252,884
Prepaid expenses		168,989	257,780
Total current assets		125,974,818	132,960,972

Non-current assets:
Property and equipment	5	65,387	62,118
Intangible assets	6	1,502,678	2,629,682
Total non-current assets		1,568,065	2,691,800

Total assets		$127,542,883	$135,652,772

Liabilities and Equity

Current liabilities:
Accounts payable		$1,321,253	$803,421
Accrued liabilities		3,661,511	2,262,972
Share purchase warrants	7	5,567,344	7,221,040
Deferred revenue	9	381,270	381,270
Total current liabilities		10,931,378	10,668,703

Non-current liabilities:
Deferred revenue	9	1,461,535	1,556,853
Total non-current liabilities		1,461,535	1,556,853

Equity:
Share capital	8(a)	340,173,078	340,173,078
Contributed surplus		16,984,637	16,712,315
Deficit		(242,007,745)	(233,458,177)
Total equity		115,149,970	123,427,216

Total liabilities and equity		$127,542,883	$135,652,772

See accompanying notes to unaudited condensed consolidated interim financial statements.

Approved by the Board and authorized for issue on November 8, 2012:

Tryon M. Williams, Director	Dr. Nick Glover, Director

1

ym biosciences inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

		Three months ended
		September 30,
	Note	2012	2011

Revenue:
Out-licensing		$310,145	$250,728

Expenses:
Licensing and product development	10	7,203,847	6,487,847
General and administrative	11	2,021,699	2,160,148
		9,225,546	8,647,995

Loss before the undernoted		(8,915,401)	(8,397,267)

Finance income	12	1,950,215	7,502,577
Finance costs	12	(1,584,382)	–

Net loss for the period and comprehensive loss		$(8,549,568)	$(894,690)

Basic and diluted loss per common share	8(b)	$(0.05)	$(0.01)

See accompanying notes to unaudited condensed consolidated interim financial statements.

2

ym biosciences inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2012	157,546,793	$340,173,078	$16,712,315	$(233,458,177)	$123,427,216
Capital transactions (note 8)
Net loss for the period				(8,549,568)	(8,549,568)

Transactions affecting owners of the
Company, recognized directly
in equity:
Share-based compensation	–	–	272,322	–	272,322
Shares issued on exercise
of options	–	–	–	–	–
Total transactions affecting owners
of the Company	–	–	272,322	–	272,322

Balance, September 30, 2012	157,546,793	$340,173,078	16,984,637	$(242,007,745)	$115,149,970

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267
Capital transactions (note 8)
Net loss for the period	–	–	–	(894,690)	(894,690)

Transactions affecting owners of the
Company, recognized directly
in equity:
Share-based compensation	–	–	1,065,654	–	1,065,654
Shares issued on exercise
of options	29,500	38,008	(15,558)	–	22,450
Total transactions affecting owners
of the Company	29,500	38,008	1,050,096	–	1,088,104

Balance, September 30, 2011	116,711,448	$264,586,651	$16,194,158	$(214,036,128)	$66,744,681

See accompanying notes to unaudited condensed consolidated interim financial statements.

3

ym biosciences inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

		Three months ended
		September 30,
	Note	2012	2011

Cash provided by (used in):

Operating activities:
Net loss for the period		$(8,549,568)	$(894,690)
Items not involving cash:
Depreciation of property and equipment	5	11,931	16,584
Amortization of intangible assets	6	1,127,004	1,127,004
Interest earned		(296,519)	(154,476)
Unrealized (gain)loss on cash and
cash equivalents		330,949	(1,983,577)
Share-based compensation	8(c)	272,322	1,065,654
Change in fair value of share purchase
warrants	7	(1,653,696)	(5,360,739)
Changes in non-cash working capital balances:
Short-term deposits		(141,836)	(165,305)
Accounts receivable		(6,608)	(61,466)
Prepaid expenses		88,791	175,712
Accounts payable		517,832	138,023
Accrued liabilities		1,398,539	(88,723)
Deferred revenue	9	(95,318)	(148,518)
Net cash used in operating activities		(6,996,177)	(6,334,517)

Investing activities:
Proceeds from sale of short-term deposits		2,518,679	1,818,420
Purchase of short-term deposits		–	(800,000)
Interest earned		296,519	154,476
Additions to property and equipment		(15,200)	(4,300)
Net cash provided by investing activities		2,799,998	1,168,596

Financing activities:
Issuance of common shares on exercise of options		–	22,450
Net cash provided by financing activities		–	22,450

Decrease in cash and cash equivalents		(4,196,179)	(5,143,471)

Impact of foreign exchange rates on cash		(330,949)	1,983,577

Cash and cash equivalents, beginning of period		87,140,020	32,046,630

Cash and cash equivalents, end of period		$82,612,892	$28,886,736

See accompanying notes to unaudited condensed consolidated interim financial statements.

4

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

1.	Corporate information:

YM BioSciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company's shares are publicly traded on the Toronto Stock Exchange and the NYSE Amex. The Company's registered office is at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

YM has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes. The acquisitions of licenses and products provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. The Company is a drug development company with three clinical-stage hematology and cancer-related products.

2.	Basis of presentation:

(a)	Statement of compliance:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and accounting policies we adopted in accordance with International Financial Reporting Standards (“IFRS”).

The notes presented in these unaudited condensed consolidated interim financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements.

The policies applied in these unaudited condensed consolidated interim financial statements are based on IFRS issued and in effect as of November 8, 2012, the date the unaudited condensed consolidated interim financial statements were authorized for issuance by the Board of Directors.

5

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

2.	Basis of presentation (continued):

(b)	Basis of measurement and going concern:

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis, except for financial assets which are measured at fair value through profit or loss and liabilities for cash-settled share-based payment arrangements which are measured at fair value through profit or loss.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. Management has assessed the Company's ability to continue as a going concern. Since inception, the Company has concentrated on product licensing and development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited condensed consolidated interim financial statements do not reflect the adjustments that might be necessary to the carrying amounts of reported assets, liabilities, revenue and expenses and the statement of financial position classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash, cash equivalents and short-term deposits, management has projected that the Company has sufficient cash resources to fund its current operations beyond the next 12 months.

(c)	Functional and presentation currency:

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

These unaudited condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

6

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

2.	Basis of presentation (continued):

(d)	Use of estimates and assumptions:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

We have applied significant estimates and assumptions to the amount and timing of use of intangible assets, and recognition of revenue, and to valuing our share-based compensation, share purchase warrants, share appreciation rights provisions and contingencies. These unaudited condensed consolidated interim financial statements are based upon accounting policies and estimates consistent with those used and described in note 2(d) and note 3 of our June 30, 2012 annual consolidated financial statements. These statements should be read in conjunction with the annual consolidated financial statements.

3.	Significant accounting policies:

The Company’s principal accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended June 30, 2012 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements. These statements should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2012.

(a)	New standards and interpretations:

(i)	International Accounting Standard ("IAS") 12, Income Taxes ("IAS 12"):In December 2010, the IASB amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40, Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21, Income Taxes - Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company assessed that the amendment did not have a material impact on the unaudited condensed consolidated interim financial statements.

7

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

(ii)	IAS 1, Presentation of Financial Statements ("IAS 1"):

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income ("OCI"). Items within OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012, with early adoption permitted. The Company assessed that the amendment did not have a material impact on the unaudited condensed consolidated interim financial statements.

4.	Cash and cash equivalents and short-term deposits:

As a condition of various prospectus financings and the controlled equity offering program entered into on April 23, 2010, the Company agreed to restrict use of $144.361 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented to under the licenses granted by the U.S. Office of Foreign Asset Control. As at September 30, 2012, of the $125.546 million (June 30, 2012 - $132.451 million) in cash and short-term deposits, approximately $45.061 million (June 30, 2012 - $43.566 million) is unrestricted and can be used for any purpose and approximately $80.485 million (June 30, 2012 - $88.885 million) can be used for any purpose other than activities related to the Cuban products outlined above.

8

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

5.	Property and equipment:

	Computer and		Leasehold
	other equipment	Furniture	improvements	Total

Cost
Balance, June 30, 2012	249,658	104,374	16,980	371,012
Additions	15,200	–	–	15,200

Balance, September 30, 2012	$264,858	$104,374	$16,980	$386,212

Accumulated depreciation
Balance, June 30, 2012	197,020	94,894	16,980	308,894
Depreciation	10,719	1,212	–	11,931

Balance, September 30, 2012	$207,739	$96,106	$16,980	$320,825

Net carrying amounts
Balance, June 30, 2012	52,638	9,480	–	62,118
Balance, September 30, 2012	57,119	8,268	–	65,387

6.	Intangible assets:

Cost

Balance, June 30, 2011, June 30, 2012 and September 30, 2012	$13,524,054

Accumulated amortization

Balance, June 30, 2012	10,894,372
Amortization	1,127,004

Balance, September 30, 2012	$12,021,376

Net carrying amounts

Balance, June 30, 2012	2,629,682
Balance, September 30, 2012	1,502,678

On January 29, 2010, on acquisition of Cytopia, the Company recorded $13,524,054 of acquired technologies, which included the intellectual property and in-process research and development of the Company's CYT387 and CYT997 products, as well as a number of other molecules.

9

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

7.	Share purchase warrants:

For the three months ended September 30:

	2012		2011
	Number of	Fair	Number of	Fair
	warrants	value	warrants	value

Balance,
beginning of period, June 30,	$7,366,418	7,221,040	7,366,418	$14,476,681
Exercised	–	–	–	–
Fair value adjustment	–	(1,653,696)	–	(5,360,739)

Balance at September 30	$7,366,418	5,567,344	7,366,418	$9,115,942

The fair value of warrants was calculated using the Black-Scholes option pricing model with the following assumptions at September 30:

	2012	2011

Exercise price	US$ 1.60	US$ 1.60
Fair value	$0.75	$1.24
Expected life	2.4 years	3.4 years
Risk-free interest rate	1.2%	1.5%
Expected volatility	62%	91%

The Company common share purchase warrants and broker warrants outstanding, entitle the warrant holders to acquire one common share at an exercise price of US $1.60 per share, and may be exercised at any time to their expiry on March 10, 2015. There were no warrants exercised during the three months ended September 30, 2012 (2011 -nil).

10

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

8.	Share capital:

(a)	Authorized and issued:

(i)	Authorized:

The Company has authorized share capital of 500,000,000 Class A preferred shares; 500,000,000 Class B preferred shares, Series 1; 500,000 Class A non-voting common shares; and 500,000,000 common shares. All classes of shares have no par value.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company's annual general meeting.

(ii)	Common shares issued in the year ended June 30, 2012:

On February 29, 2012, the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of US $80,500,000 (Cdn. $79,421,300), resulting in net cash proceeds of US $75,243,165 (Cdn. $74,232,207) after deducting US $5,256,835 (Cdn. $5,189,093) in transaction costs.

(b)	Basic and diluted loss per common share:

The weighted average number of shares for the three months ended September 30, 2012 was 157,546,793 (2011 – 116,702,953). The Company has not adjusted its weighted average number of shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options or warrants would be anti-dilutive.

(c)	Stock options:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company for a maximum term of 10 years.

Compensation cost recognized as an expense for the three months ended September 30, 2012 for share-based employee compensation awards was $272,322 (2011 - $1,065,654).

11

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

8.	Share capital (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	September 30,
	2012	2011

Number of options issued	nil	1,877,500
Weighted average share/exercise price	–	$1.73
Weighted average risk-free interest rate	–	2.1%
Weighted average volatility factor	–	85%
Forfeiture rate	–	2.5% - 7.8%
Dividend rate	–	–
Weighted average expected life of options (years)	–	6.0 years
Vesting period (months)	–	0 to 24
Weighted average fair value of options granted	–	$1.24
Fair value of options granted	–	$2,342,370

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected option life, which greatly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the term of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was set at zero since it is the present policy of the Company to retain all earnings to finance operations and future growth.

12

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

8.	Share capital (continued):

The following table reflects the activity under the stock option plan for the three months ended September 30 and the share options outstanding at the end of the periods:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of period	8,077,034	$1.94	7,125,916	$2.07
Granted	–	–	1,887,500	1.73
Exercised	–	–	(29,500)	0.76
Expired	–	–	(35,000)	4.50
Forfeited (before vesting)	–	–	(16,667)	1.65

Outstanding, end of period	8,077,034	1.94	8,932,249	1.99

Exercisable, end of period	7,202,015	$1.95	6,962,052	$2.06

(d)	Share appreciation rights:

The Company has granted share appreciation rights ("SARs") to certain employees. Under the plan, SARs are granted to employees and service providers of the Company's Australian subsidiary for a maximum term of 10 years.

The outstanding SARs are measured at their fair value using the Black-Scholes option pricing model at the end of each reporting period, with changes recognized through profit or loss. For the three months ended September 30, 2012, the Company recorded a gain of $22,776 (2011 - gain of $153,964) related to SARs.

13

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

8.	Share capital (continued):

The fair value of each SAR granted was estimated on the date of grant and each subsequent reporting date using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	September 30,
	2012	2011

Number of rights outstanding	180,000	149,999
Weighted average exercise price	$1.69	$1.67
Risk-free interest rate	1.1% - 1.6%	1.2% - 2.1%
Volatility factor	64% - 84%	64% - 81%
Dividend rate	–	–
Expected life of rights (% of contractual life)	80% -100%	80% - 100%
Vesting period (months)	0 to 24	0 to 24
Weighted average fair value of rights outstanding	$1.02	$0.90
Amount accrued as at September 30	$165,388	$120,881

The Black-Scholes model used by the Company to calculate SARs values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's SARs. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the SARs. The volatility is based solely on historical volatility equal to the expected life of the SARs. The life of the SARs is estimated considering the vesting period at the grant date, the term of the SARs and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was set at zero since it is the present policy of the Company to retain all earnings to finance operations and future growth.

14

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

8.	Share capital (continued):

The following table reflects the activity under the SARs plan for the three months ended September 30 and the SARs outstanding at the end of the periods:

		2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of period	180,000	$1.69	153,332	$1.67
Exercised/cancelled	–		(3,333)	1.65

Outstanding, end of period	180,000	$1.69	149,999	1.67

Exercisable, end of period	130,000	$1.68	119,999	$1.67

9.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements. These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration. As at September 30, 2012, deferred revenue of $1,842,805 (June 30, 2012 - $1,938,123) is related to an out-licensing agreement for nimotuzumab dated July 25, 2006. The revenue recognized for the three months ended September 30, 2012 was $95,318 (2011 - $148,518). As a result of a revision to the estimated period of the collaboration in fiscal 2012, the revenue recognition period was extended an additional two years to July 2017.

Under the terms of the licensing agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territories. Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration. The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

15

ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

10.	Licensing and product development expenses:

Components of licensing and product development expenses for the three months ended September 30 were as follows:

	2012	2011

Licensing and product development costs,
excluding the undernoted	$3,972,171	$3,782,429
Salaries, bonuses and benefits	1,992,795	1,090,605
Share-based compensation	111,877	486,075
Depreciation of property and equipment	–	1,734
Amortization of intangible assets	1,127,004	1,127,004

	$7,203,847	$6,487,847

Annual licensing and product development expenses may vary due to the timing of costs for manufacturing, initiating and completing pre-clinical and clinical trials, granting of stock options and recognizing government assistance.

11.	General and administrative expenses:

Components of general and administrative expenses for the three months ended September 30 were as follows:

	2012	2011

General and administrative costs, excluding
the undernoted	$1,223,627	$1,000,849
Salaries, bonuses and fees	625,696	563,136
Share-based compensation	160,445	579,579
Depreciation of property and equipment	11,931	16,584

	$2,021,699	$2,160,148

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ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

12.	Finance income and finance costs:

Components of finance income for the three months ended September 30 were as follows:

	2012	2011

Interest income	$296,519	$154,476
Net foreign currency gain	–	1,987,362
Warrant revaluation adjustment	1,653,696	5,360,739

Finance income	$1,950,215	$7,502,577

Components of finance costs for the three months ended September 30 were as follows:

	2012	2011

Net foreign currency loss	$1,584,382	$–

Finance costs	$1,584,382	$–

13.	Commitments:

The Company has entered into various contracts for clinical, preclinical and other studies, none of which individually exceeds $1,000,000, totalling $9,615,596, of which $6,108,055 has been incurred as at September 30, 2012 and the remaining $3,507,541 has yet to be incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

14.	Related party transactions:

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer and all the Vice-Presidents.

Compensation for key management personnel of the Company for the three months ended September 30 was as follows:

	2012	2011

Employee short-term benefits	$1,561,793	$820,452
Share-based compensation	162,678	508,683

	$1,724,471	$1,329,135

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ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

14.	Related party transactions (continued):

Key management personnel participate in the stock option plan and executive officers participate in the Company's health plan. Directors receive annual and meeting fees for their services. As at September 30, 2012, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the three months ended September 30, 2012 totalled $1,276 (2011 - $25,000). Amounts due to related parties, including amounts due to key management personnel, at period end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

15.	Financial instruments:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying values of current financial assets and liabilities approximate their fair values due to their relatively short periods to maturity.

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk:

(a)	Foreign exchange risk:

The Company operates in Canada, the United States and Australia and has relationships with entities in other countries. Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates.

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ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

15.	Financial instruments (continued):

Balances in foreign currencies at September 30, 2012 were:

	U.S.	Australian
	dollars	dollars

Cash and cash equivalents
and short-term deposits	$45,189,106	$233,501
Accounts receivable	34,747	41,818
Accounts payable and
accrued liabilities	(2,441,509)	(208,098)

	$42,782,344	$67,220

Based on the balances above, a 1% change in the foreign exchange rate for the U.S. dollar or the Australian dollar would have a net impact of $428,496 on the period-end balances.

(b) Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets. The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 12 months.

There is a risk that future cash flows from invested cash, cash equivalents and short-s will vary as the market interest rates fluctuate because these investments earn interest at market rates. Based on the September 30, 2012 balance of approximately $125.546 million, a variation of 100 basis points in the market interest rate could affect the consolidated financial statements of loss and comprehensive loss by approximately $1.255 million. For the three months ended September 30, 2012, the Company recorded interest income of $297 thousand (2011 - 154 thousand), in relation to these assets.

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ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

15.	Financial instruments (continued):

(ii)	Credit risk:

The Company limits its exposure to credit risk by investing only in liquid debt securities with a strong credit rating issued by Canadian Schedule I banks. Accounts receivable are subject to normal credit risk. The maximum exposure to credit risk is equal to the carrying value of the accounts receivable. The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts. The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

(iii)	Liquidity risk:

Liquidity risk is t he risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements. The Company achieves this by maintaining sufficient cash and cash equivalents.

(c) Fair value of financial instruments:

The Company measures fair value using the following fair value hierarchy that reflects the inputs used in making the measurements:

o	Level 1 - quoted prices (unadjusted) in active markets for an identical instrument;

o	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

o	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2012, all of the Company's financial instruments that are carried at fair value have been classified as Level 2 within the fair value hierarchy.

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ym biosciences inc.

Notes to Condensed Consolidated Interim Financial Statements (continued)

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

Three months ended September 30, 2012 and 2011

15.	Financial instruments (continued):

(d) Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements, except as described in note 4 regarding restricted cash and there has been no change with respect to the overall capital management strategy during the three months ended September 30, 2012.

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